BARCLAYS CAPITAL iNotes Free Writing prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 January 6, 2012

iNotes can potentially help investors meet their specific financial goals and add exposure to corporate debt investments to their investment portfolios. iNotes provide investors with a fixed income investment that may incorporate a survivor’s option. iNotes are distributed by Barclays Capital and will be issued by a number of different issuers, including Barclays Bank PLC. The iNotes survivor’s option provides that, subject to certain conditions and limitations, the issuer will repay the principal and accrued interest of the notes prior to the maturity date following the death of the beneficial holder of such notes. In addition, certain of the iNotes may include an issuer call right. Offerings across different issuers and maturities provide investors flexibility and choice in a single platform.

What are iNotes? iNotes provide investors with a fixed income investment that may incorporate a survivor’s option. iNotes are distributed by Barclays Capital and will be issued by a number of different issuers. Offerings across different issuers and maturities provide investors flexibility and choice in a single platform. iNotes are fixed rate products* that may incorporate a call option. Fixed rate products pay a periodic and predetermined fixed rate of interest over the life of the product, and the original principal invested is returned at maturity, or if applicable, an earlier redemption date, subject to issuer credit risk and, if applicable, the credit of any guarantor. The rate of interest on a fixed rate product is a function of, among other things, the creditworthiness of the issuer, prevailing interest rates, the time to maturity of the product and the creditworthiness of the guarantor, if the iNotes are guaranteed by a guarantor. Investors in traditional fixed rate products, including iNotes, are fully exposed to the prevailing level of interest rates, the credit of the issuer and, if applicable, the credit of any guarantor. Certain iNotes may also bear interest at a fixed rate that increases on certain specified dates (step-up interest). iNotes that have a step-up interest rate will include an issuer call feature. To the extent that such iNotes are called prior to a date that the interest rate is scheduled to increase, an investor will not benefit from any future scheduled increases in the interest rate. iNotes Key Features† Survivor’s Option (subject to certain conditions and limitations) Issued by different issuers (including Barclays Bank PLC), distributed by Barclays Capital Fixed Rate product† May be callable at the Issuer’s option prior to maturity A debt obligation issued by public corporations Issued in denominations of $1,000 Subject to secondary market risk and the creditworthiness of the issuer, and if applicable, a guarantor Not FDIC Insured * While iNotes will generally be fixed rate products, it is possible that iNotes will include other types of debt instruments in the future including, without limitation, floating-rate notes, indexed notes, notes denominated in, or that pay principal or interest in, a currency other than U.S. dollars, amortizing notes, original issue discount notes or exchangeable notes. In the event that any iNotes are offered that are not fixed rate products, you will be subject to significant risks not associated with a conventional fixed-rate note. Additional risks that you should consider in connection with an investment in any of these products will be set forth in the applicable offering documents relating to any such products. † These features are applicable to most iNotes offerings. Certain future iNotes offerings may include different features. The features of a particular iNotes offering will be described in the applicable offering documents that relate to that iNotes offering.

iNotes Certain Key Risk Considerations** Interest Rate risk Prices of the iNotes on any secondary market are subject to fluctuations due to changes in interest rates. If interest rates rise, the price of iNotes will decline. Credit and Default risk There is the possibility of default on principal or interest payments by the issuer and, if applicable, a guarantor. Call risk If the specific issuance of iNotes is callable, investors should consider the possibility of the notes being called prior to maturity. The issuer has the right to call the notes prior to maturity, and is more likely to exercise this right when interest rates decline and the issuer expects that interest will accrue on the notes at a greater rate than that which the issuer would pay on its traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the iNotes. Survivor’s Option Limitations The right to exercise the Survivor’s Option will be subject to limitations including, but not limited to, required holding periods, a maximum permitted dollar amount of total exercises by all authorized representatives of a deceased beneficial holder of a tranche of iNotes in any calendar year and a maximum permitted dollar amount of an individual exercise by an authorized representative of a deceased beneficial holder in respect of a tranche of iNotes in any calendar year. Reinvestment Risk If the iNotes are redeemed prior to the maturity date, interest accrued prior to such early redemption will be paid on the iNotes, but you will not receive any future interest payments from the iNotes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the iNotes would have been if they had not been redeemed. Liquidity Risk iNotes may have a lack of liquidity in the secondary markets. The iNotes will not have an established trading market when issued and the iNotes will generally not be listed or displayed on any securities exchange or quotation system. Accordingly, there may be little or no secondary market for the iNotes and, as such, information regarding independent market pricing for the iNotes may be very limited or nonexistent. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the iNotes easily. The issuer of the iNotes, A decision to purchase iNotes should be made only after carefully considering the risks of an investment in iNotes, including those discussed in this brochure and in the applicable offering documents relating to the particular iNotes offering. An investor may access the applicable offering documents for free by visiting EDGAR for the relevant issuer on the SEC website at www.sec.gov.

Barclays Capital and/or their respective affiliates may purchase and sell the iNotes from time to time in the secondary market, but the issuer of the iNotes, Barclays Capital and/or their respective affiliates are not obligated to do so. If the issuer of the iNotes, Barclays Capital and/or their respective affiliates make such a market in the iNotes, the issuer of the iNotes, Barclays Capital and/or any such affiliate may stop doing so at any time and for any reason without notice. iNotes Platform Information iNotes are distributed by Barclays Capital and available through a selling group of Broker-Dealers Different issuers and maturities available Frequent new note launches (typically weekly) How do iNotes differ from other Fixed Income Investments? Call Options A call feature, if applicable, gives the issuer the right to redeem the iNotes before the final maturity date at a predetermined price on a specified date(s). If an iNote issuance is redeemed, investors are paid a pre-specified redemption value, which is typically par value plus any accrued and unpaid interest. Callable iNotes generally have a lockout or a no-call period, during which the iNotes cannot be called by the issuer. Survivor’s Option The “Survivor’s Option” is a provision in an iNote in which the issuer of the iNote agrees to repay that iNote, if requested by the authorized representative of the beneficial owner of that iNote, following the death of the beneficial owner of the iNote, provided that the note was acquired by the beneficial owner at least six months prior to the date of the request. The offering documentation relating to any iNote will state whether the Survivor’s Option is applicable to that iNote. If the Survivor’s Option is applicable to an iNote, upon the valid exercise of the Survivor’s Option and the proper tender of the relevant iNotes for repayment, the issuer of the iNotes will repay such iNotes, in whole or in part (subject to the limitations as described below), at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial ownership interest in such iNotes plus any accrued and unpaid interest to, but excluding, the date of repayment. Unless otherwise specified in the offering documentation for a particular iNote, a beneficial owner of an iNote is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that iNote, as well as the right to receive payment of the principal of that iNote. To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of an iNote under the laws of the applicable jurisdiction (including, without limitation, the personal representative of, or the executor of the estate of, the deceased beneficial owner or the surviving joint owner with such deceased beneficial owner).

Unless otherwise specified in the offering documentation for a particular iNotes offering, the death of a person holding a beneficial ownership interest in an iNote (a) with any person in a joint tenancy with right of survivorship or (b) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of the beneficial owner of such iNote, and the entire principal amount of such iNote (subject to the limitations described below) held in this manner will be subject to repayment by the issuer upon request. However, the death of a person holding a beneficial ownership interest in an iNote as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to the deceased person’s interest in such iNote, and only the deceased beneficial owner’s proportionate interest in the principal amount of such note will be subject to repayment to the estate of the deceased beneficial owner upon application of the authorized representative of such deceased beneficial owner. The offering documentation for a particular iNotes offering will describe the criteria used to determine beneficial ownership in cases where a deceased person’s interest in the iNotes was held through nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between spouses or through a trust. If specified in the offering documentation for a particular iNote offering, the issuer of the iNotes will have the discretionary right to apply certain limits to the aggregate principal amount of iNotes as to which exercises of the Survivor’s Option will be accepted by such issuer from all authorized representatives of deceased beneficial owners in any calendar year. Unless otherwise specified in the offering documentation relating to a specific iNotes offering, the issuer will have the right to limit the exercises of Survivor’s Options to an amount equal to 2% of the aggregate principal amount per tranche of iNotes outstanding as of the end of the most recent calendar year. Unless otherwise specified in the offering documentation relating to a specific iNotes offering, the issuer will also have the right to limit the aggregate principal amount of iNotes as to which exercises of the Survivor’s Option will be accepted by the issuer from the authorized representative for any individual deceased beneficial owner of such iNotes in any calendar year to $250,000 per tranche of iNotes. In addition, the exercise of the Survivor’s Option (a) for a principal amount of less than $1,000 or (b) if such exercise would result in an iNote with a principal amount of less than $1,000 outstanding, will not be permitted. If, however, the original principal amount of an iNote was less than $1,000, the authorized representative of a deceased beneficial owner may exercise the Survivor’s Option, but only for the full principal amount of such iNote. If specified in the applicable offering documentation for a particular iNotes offering, additional limitations on exercises of Survivor’s Options may also be applicable. The specific procedures for exercising a Survivor’s Option and the repayment dates for Survivor’s Option exercises will be described in the applicable offering documentation of a particular iNote.

Understanding iNotes: Step-Up Callable Note vs. Traditional Fixed Rate Notes Step-Up Callable Note: Hypothetical Payment As discussed above, step-up callable iNotes pay a fixed coupon rate that increases at predetermined intervals. These iNotes pay a coupon at a fixed frequency, generally semi-annually, quarterly or monthly. Non-Callable Period Callable Period Interest Rate (%) Coupon Period (months) Fixed Rate Note: Hypothetical Payment These notes pay a fixed coupon (set on trade date) at a fixed frequency, generally semi-annually, quarterly or monthly. Fixed Coupon Payments Interest Rate (%) Coupon Period (months) The tables above are provided for informational purposes only and are not reflective of the actual terms of any iNotes. The specific terms of a particular issuance of iNotes will be set on the trade date of such iNotes and will be set forth in the offering document for such iNotes

Select Risk Considerations An investment in iNotes involves significant risks. You should carefully consider the risks of an investment in iNotes, including those discussed below. In addition, you should also carefully consider the “Risk Factors” section in the applicable offering documentation for a particular iNotes offering, which describes in greater detail the risk considerations relating to iNotes generally and describes certain additional risks that may be associated with a particular iNotes offering. Your Own Evaluation of the Merits: In connection with any purchase of iNotes, you should consult your own financial, tax and legal advisors as to the risks involved in an investment in iNotes and to investigate the reference rates, if any, and not rely on the issuer’s, Barclays Capital or any of their respective affiliates’ views in any respect. You should make a complete investigation as to the merits of an investment in iNotes not purchase iNotes unless you understand and know you can bear the risks involved with such an investment. Credit of the Issuer and, if Applicable, Any Guarantor: iNotes, if and when issued, will be senior unsecured obligations of the issuer of such notes and, subject to a possible guarantee (if the offering documentation for a particular iNotes offering specifies that a guarantee is applicable), will not be, either directly or indirectly, an obligation of any third party. Any payment to be made on iNotes depends on the ability of the issuer to pay all amounts due on such iNotes. In addition, for iNotes that are to be fully and unconditionally guaranteed if and when issued, you will be dependent on the ability of the guarantor of such notes to pay all amounts due on such notes in the event the issuer fails to do so. As a result, the value of iNotes may be affected by changes in the perceived or actual creditworthiness of the issuer or the guarantor, if applicable, of such iNotes, and, in the event the issuer and the guarantor, if applicable, of such iNotes were to default on the payment obligations, you may not receive any amounts owed to you under the terms of such iNotes and could lose your entire investment. Unless the Offering Documentation for a Particular iNotes Offering So Specifies, the iNotes Will Not Be Subject to a Guarantee: The iNotes will not be subject to a guarantee unless the offering documentation for a particular iNotes offering specifies that a guarantee is applicable with respect to such iNotes. Accordingly, unless the offering documentation for a particular iNotes offering specifies that a guarantee is applicable, any payment made on the iNotes depends solely on the ability of the issuer of such iNotes to satisfy its obligations as they come due and is not guaranteed by any third party. Credit Ratings: A rating is not a recommendation as to the issuer’s or the guarantor’s, if applicable, creditworthiness or the risks, returns or suitability of iNotes. Credit ratings may be lowered or withdrawn without notice.

Certain Built-In Costs: The original issue price of iNotes includes Barclays Capital and any other dealer’s commission and certain costs associated with hedging the issuer’s obligations under the iNotes. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which the issuer, Barclays Capital or any of their respective affiliates will be willing to purchase iNotes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. Liquidity: There may be little or no secondary market for iNotes. The issuer, Barclays Capital Inc. or any of their respective affiliates may engage in limited purchase and resale transactions. However, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If you sell your iNotes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your iNotes to maturity. The Market Value of the iNotes Prior to Maturity Will Be Influenced by Many Unpredictable Factors: The market value of the iNotes may be less than the issue price of the iNotes. The market value of the iNotes may be affected by a number of factors that may either offset or magnify each other, including the following: the time remaining to maturity of the iNotes; the aggregate amount outstanding of the relevant iNotes; the issuer’s right to redeem the iNotes, if applicable; the level, direction, and volatility of market interest and yield rates generally; geopolitical conditions and economic, financial, political, regulatory, agricultural, judicial or other events that affect the markets generally; the supply and demand for the iNotes in the secondary market, if any; or the actual or perceived creditworthiness of the issuer of the iNotes and, if applicable, any guarantor of the issuer’s obligations under the iNotes, including actual or anticipated downgrades of the issuer’s or any such guarantor’s credit ratings. Some or all of these factors may influence the price that you will receive if you sell the iNotes prior to the maturity date or any early redemption date, if applicable, in the secondary market, if any. If you sell the iNotes before the maturity date or any early redemption date, if applicable, the price that you receive may be less, and may be substantially less, than the issue price or the price which you paid.

Potential Conflicts of Interests: The issuer of iNotes and its affiliates and Barclays Capital Inc. and its affiliates may play a variety of roles in connection with the issuance of iNotes, including hedging the issuer’s obligations under such notes. In performing these hedging activities and other trading activities (as described in more detail in the applicable offering document), the economic interests of the issuer and its affiliates and Barclays Capital Inc. and its affiliates are potentially adverse to your interests as an investor in the iNotes. It is possible that the issuer, its affiliates, Barclays Capital Inc. and/or its affiliates could receive substantial returns from these hedging activities while the value of your iNotes declines. To the extent that an issuance of iNotes contains a Survivor’s Option (as defined in the applicable offering document), Barclays Capital Inc. or one of its affiliates may act as determination agent with respect to any requests to exercise the Survivor’s Options under such notes and will make determinations regarding the eligibility or validity of any exercise of a Survivor’s Option. Any Survivor’s Option May Be Limited in Amount: The applicable offering documentation for a particular iNote offering may indicate that the note contains a “Survivor’s Option.” The Survivor’s Option is a provision in a note in which the issuer of the iNote agrees to repay that iNote (subject to certain limitations), if requested by the authorized representative of the beneficial owner of that iNote, following the death of the beneficial owner of the note, provided that the iNote was acquired by the beneficial owner at least six months prior to the date of the request. Acceptance of an exercise of a Survivor’s Option and determinations regarding the eligibility and validity of any exercise of a Survivor’s Option will be at the sole and reasonable discretion of the issuer or its determination agent. If specified in the applicable offering documentation, the issuer has the discretionary right to apply certain limits to the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted by the issuer from all authorized representatives of deceased beneficial owners in any calendar year. Unless otherwise specified in the applicable offering documentation for a particular iNotes offering, the issuer will also have the right to limit the exercises of Survivor’s Options to an amount equal to 2% of the aggregate principal amount per tranche of iNotes outstanding as of the end of the most recent calendar year. Unless otherwise specified in the offering documentation relating to a specific iNotes offering, the issuer will also have the right to limit the aggregate principal amount of iNotes as to which exercises of the Survivor’s Option will be accepted by the issuer from the authorized representative for any individual deceased beneficial owner of such iNotes in any calendar year to $250,000 per tranche of iNotes. Accordingly, no assurance can be given that the valid exercise of a Survivor’s Option, if any, for a desired amount will be permitted in any single calendar year. In addition, as a result of the foregoing limitations, in some cases exercises of a Survivor’s Option may not result in any payment in the year that the Survivor’s Option has been exercised, or in one or more years subsequent to the year that the Survivor’s Option was first exercised. If specified in the applicable offering documentation for a particular iNotes offering, additional limitations on exercises of Survivor’s Options may also be applicable.

In addition, even if the note is accepted for repayment pursuant to the valid exercise of a Survivor’s Option in a certain calendar year, you will not receive immediate repayment. Repayment on a note so accepted will only be made on the repayment dates specified in the applicable offering documentation for a particular iNotes offering. Whether you should exercise a Survivor’s Option if you meet the eligibility requirements to do so is a decision you will need to make in consultation with your investment, legal, accounting, tax and other advisers, after considering all the facts and circumstances of your situation. An additional consideration that you may wish to take into account is the prevailing secondary market prices for the iNotes, if any, at the time you are considering the exercise of the Survivor’s Option. In some circumstances, such secondary market prices, if any, may be greater than the price you would receive upon the exercise of your Survivor’s Option. Accordingly, you should contact your advisers to determine the prevailing secondary market prices of the notes, if any, in order to determine whether to sell the iNotes to a market participant at such secondary market prices, if any, or to exercise the Survivor’s Option to receive repayment at a price equal to 100% of the principal amount plus accrued and unpaid interest. iNotes May Be Subject to Early Redemption at the Issuer’s Option: The applicable offering document may specify that your iNotes may be redeemed prior to the maturity date at the option of the issuer of such iNotes. If you intend to purchase such iNotes, you must be willing to have your iNotes redeemed early. The issuer of such iNotes is generally more likely to redeem such iNotes during periods when the issuer expects that interest will accrue on such iNotes at a rate that is greater than the rate it would pay on its traditional interest-bearing deposits or debt securities having a maturity equal to the remaining term of the iNotes. In contrast, the issuer is generally less likely to redeem such iNotes during periods when it expects interest to accrue on such notes at a rate that is less than the rate it would pay on those instruments. Although the interest rate on iNotes subject to redemption at the issuer’s option may step up during the term of such iNotes, you may not benefit from any future increase in the interest rate if such iNotes are redeemed prior to the date on which the interest rate is scheduled to increase. If such iNotes are redeemed prior to the maturity date, interest accrued prior to such early redemption will be paid on the iNotes, but you will not receive any future interest payments from the iNotes redeemed and you may be unable to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the iNotes would have been if they had not been redeemed.

Disclaimer

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

Lloyds Banking Group plc and Lloyds TSB Bank plc have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the relevant final pricing supplement together with the prospectus dated December 22, 2010 (the "prospectus") in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated November 25, 2011 (the "prospectus supplement") that Lloyds Banking Group plc and Lloyds TSB Bank plc have filed with the SEC for more complete information about Lloyds Banking Group. plc and Lloyds TSB Bank plc and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Lloyds Banking Group plc, Lloyds TSB Bank plc, Barclays Capital Inc. or any agent or dealer participating in the relevant offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request them by calling your Barclays Capital Inc. sales representative, such agent or dealer or toll free 1 888 227 2275 (Extension 2-3430). A copy of these documents may also be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2012, Barclays Bank PLC. All rights reserved.

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CONTACTS

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